UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 31, 2023 titled “GeoPark Included in the Bloomberg Gender Equality Index for the Second Consecutive Year”

FOR IMMEDIATE DISTRIBUTION

GEOPARK INCLUDED IN THE BLOOMBERG GENDER-EQUALITY INDEX

FOR THE SECOND CONSECUTIVE YEAR

Bogota, Colombia – January 31, 2023 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announced that it is a member of the 2023 Bloomberg Gender-Equality Index.

The Bloomberg Gender-Equality Index (GEI) is a modified market capitalization-weighted index that gauges the performance of public companies in promoting and reporting gender-related data. The GEI measures gender equality across five key pillars including leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand.

Companies included in the GEI score above a global threshold defined by Bloomberg reflecting best-in-class disclosure and achievement of gender-related statistics and policies.

Sylvia Escovar, Chair of the GeoPark Board of Directors, said: “GeoPark is committed to promoting diversity and is very proud of its 20-year track record of shaping an inclusive culture where everyone is empowered to reach their full potential. As we strive to hire the most capable people available in the market, our team reflects the reality of the workforce around us, including a variety of ages, genders, backgrounds, orientations, ethnicities, and experiences.”

Marcela Vaca, Chair of Board SPEED-Sustainability Committee, said: “We are proud to have been included in the Bloomberg GEI for the second consecutive year, in recognition of our commitment to diversity, equity and inclusion. People are the driving force behind GeoPark's growth and success in becoming an industry leader across the region, and our approach to gender equality has been an integral part of that. We are honored to stand alongside best-in-class companies from 45 countries in different regions.”

"Congratulations to the companies that are included in the 2023 GEI," said Peter T. Grauer, Chairman of Bloomberg and Founding Chairman of the U.S. 30% Club. "We continue to see an increase in both interest and membership globally, reflecting a shared goal of transparency in gender-related metrics.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Bloomberg Media Contact:	GEIComms@bloomberg.net

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected oil and gas production, drilling plan, financial performance, including expected free cash flow and shareholder returns, increasing shareholder returns, oil prices, commodity risk management contracts, and our capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: January 31, 2023